PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33073

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 AND ENDING 03/31/23
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Emmet & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 Peapack Road
(No. and Street)

Far Hills	NJ	07931
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maru Pineiro	908-234-1666	maru@emmetco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One, Ste 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher T. Emmet , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Emmet & Co., Inc. , as of 6/6 , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Christopher T. Emmet Digitally signed by Christopher T. Emmet Date: 2023.06.06 11:01:34 -04'00'

Title:
President & CEO

Maru Pineiro Digitally signed by Maru Pineiro Date: 2023.06.06 11:01:56 -04'00'
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Emmet & Co., Inc.

Financial Statements

March 31, 2023

PUBLIC

Emmet & Co., Inc.

TABLE OF CONTENTS

Page

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Emmet & Co., Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Emmet & Co., Inc. (the "Company") as of March 31, 2023 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Berkower LLC

Berkower LLC

Iselin, New Jersey
June 6, 2023

Miami • Los Angeles • Cayman Islands

Emmet & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

As of March 31, 2023

ASSETS

Cash	$	595,892
Deposit - Clearing Broker		252,125
Municipal Securities owned, at fair value		11,156,698
Deposit - Internal Revenue Service		93,417
Accrued Interest		116,423
Other Assets		22,264
TOTAL ASSETS	**$**	**12,236,819**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Payable to Clearing Broker	$	8,270,331
Accounts Payable and Other Liabilities		34,800
TOTAL LIABILITIES		**8,305,131**

COMMITMENTS & CONTINGENCIES (Note 8)

SHAREHOLDERS' EQUITY:

Common Stock, no par value,	
4,375 shares authorized and issued	1,200,000
Additional Paid-In Capital	3,445,836
Treasury Stock, at cost, 481.50 shares	(547,480)
Accumulated Deficit	(166,668)
TOTAL SHAREHOLDERS' EQUITY	**3,931,688**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $	**12,236,819**

Emmet & Co., Inc.

NOTES TO THE FINANCIAL STATEMENTS

March 31, 2023

1. Organization and Nature of Operations

Emmet & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") effective December 24, 1984 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a New Jersey corporation formed on January 19, 1983 operating from a primary office located in Far Hills, New Jersey.

The Company is principally a municipal securities dealer.

The Company operates under the exemption provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer securities transactions are cleared on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer maintains the customers' accounts as well as carries the customers' holdings. Customers' funds and securities are deposited directly with or promptly transmitted to the clearing broker-dealer.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash and Deposits
Cash consists of amounts held with a reputable bank, as well as immediately available funds held with its clearing broker-dealer. Cash was $595,892 as of March 31, 2023.

Cash equivalents consist of highly liquid, readily marketable, short-term investments with an original maturity of 90 days or less. There were no cash equivalents at March 31, 2023.

The Company maintains a security deposit with its clearing broker-dealer, as required by the terms of its clearing agreement. The deposit is refundable to the Company upon termination of the clearing agreement. The deposit was $252,125 as of March 31, 2023.

2. Summary of Significant Accounting Policies – *continued*

Cash and Deposits – continued
The Company is required to maintain available funds with its clearing broker-dealer equal to the agreed margin loan requirement on the applicable underlying securities. Municipal and corporate bonds have a 15% margin requirement above BBB-; 35% between BBB- down to B-; and 100% below B-. This margin loan requirement ("Inventory Reserve Account") was $1,724,206 as of March 31, 2023.

Typically, the Company maintains available funds with its clearing broker-dealer in excess of the Inventory Reserve Account ("Excess Deposit"), which amounted to $1,012,571 as of March 31, 2023.

The Inventory Reserve Account and Excess Deposit are netted against the margin loan payable, which is included in Payable to Clearing Broker as of March 31, 2023. See Note 4.

As an S Corporation with a non-calendar year-end, the Company has an ongoing deposit requirement with the Internal Revenue Service ("IRS"). The Deposit – IRS balance was $93,417 as of March 31, 2023.

Credit Risk Concentration
The Company's bank and clearing broker-dealer balances summarized in the preceding section are protected by Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") insurance coverage, respectively. Generally, FDIC and SIPC insurance cover balances up to $250,000 and $500,000, respectively.

The Company's financial balances regularly exceed insured limits. The Company monitors the credit worthiness of the financial institutions it deals with in order to minimize the associated credit risk. The Company has not experienced such a credit loss since inception.

Revenue Recognition
The Company's primary business is as a dealer of municipal securities. The Company recognizes revenue on municipal securities transactions in accordance with GAAP accounting standards, which require that securities transactions be recorded on the trade date, including the recognition of associated revenues and costs. The Company's performance obligation is satisfied on the trade date because the transaction's parties, securities and pricing have been determined; and the securities' ownership has transferred.

The Company recognizes interest income as earned on its holdings of municipal securities based upon the stated terms. The coupon interest rate is applied to the principal amount for the relevant accounting period. Interest income on municipal securities is normally collected semi-annually based upon the maturity date.

The terms of municipal securities trades include accrued interest since the last coupon payment date in the transaction price.

2. Summary of Significant Accounting Policies – *continued*

Receivables
Receivables represent net unsettled transaction balances due from the Company's clearing broker-dealer or other broker-dealers. Receivables are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, as required by *ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL").* This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other matters.

There were no Receivables as of March 31, 2023.

Municipal Securities
The Company's investments consist of municipal fixed income securities of varying coupon interest rates and maturities. Municipal securities owned are carried at fair value, updated daily. See Note 3.

Futures contracts are marked to market daily based on the fair value of the underlying securities, as reported in a recognized market.

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight-line method. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. See Note 6.

Leases
The Company accounts for leases in accordance with *ASC 842, Leases.* The Company elected *ASC 842's* short-term lease option to record lease expense for leases with an original term less than one-year on a straight-line basis over the lease term.

Income Taxes
The Company accounts for income taxes in accordance with *ASC 740, Income Taxes.* The Company is an S Corporation, which is a corporation that is taxed as a partnership for federal income tax purposes. As a result, the Company's financial results are passed through to its four shareholders, who are personally responsible for the associated federal income taxes. The Company is subject to State of New Jersey S Corporation income taxes. See Note 7.

Treasury Stock
The Company transacts and records Common Stock buybacks under the specific transaction terms approved by its Board of Directors. See Note 9.

3.   Fair Value – Municipal Securities

The Company's investments are stated at fair value. Fair value is defined as the price that would be exchanged for the investment in an orderly transaction between willing parties, other than in a forced liquidation or other non-orderly manner. GAAP standards set forth the appropriate methods and disclosures of fair valuation.

GAAP establishes a valuation hierarchy, which prioritizes and ranks the market price observability used in determining fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed by the observability of their valuation inputs using the following criteria:

Level 1 – Quoted prices are available for identical investments in active markets as of the measurement date. Level 1 investments include listed equities and other securities products. Under GAAP, the Company does not adjust these Level 1 market prices, including when the Company's holdings exceed the trade volume associated with the market price.

Level 2 – Pricing inputs are other than quoted prices for identical investments in active markets. Instead, the fair value is determined by applying the various inputs available for that investment in the order of their ranking within the valuation hierarchy, until sufficient evidence is obtained to determine the appropriate fair valuation. Such inputs include: quoted prices in inactive markets; quoted prices for similar investments; recent market data; the results of pricing models and valuation methodologies; and other.

Fixed income securities such as the Company's typical investments are classified as Level 2.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. Investments in this category include: certain loans, bonds and collateralized loan obligations; privately-held businesses; distressed entities and their assets; private placement investment interests; and others.

***

In certain cases, the inputs used to measure fair value may fall into several levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company determines the fair value of its investments using a range of available market price quotes for both the investment and similar investments. Sources include: independent pricing services; broker-dealer quotations; and detailed recent market data. The Company applies its best judgment to assess the appropriate valuation inputs as well as their relative significance for each individual investment. The Company normally does not use unobservable inputs such as pricing models and other valuation methodologies.

3. Fair Value – Municipal Securities – *continued*

As of March 31, 2023, the Company's investments stated at fair value are summarized in the table below. The Company incurred an unrealized loss of $15 on these holdings.

	Fair Value as of March 31, 2023	Level 2 – Significant Other Observable Inputs
Municipal Securities owned	$ 11,156,698	$ 11,156,698

4. Payable to Clearing Broker

The Company introduces securities trades on behalf of its customers to its clearing broker-dealer on a fully disclosed basis. The clearing broker-dealer is responsible for trade execution and clearing; provision of qualified margin loans; custody of the customers' funds and securities; maintenance of the customers' account records; and other normal duties. The clearing broker-dealer agreement can be terminated at any time by either party.

At March 31, 2023, the Company's Payable to Clearing Broker of $8,270,331 ("Payable") represented the net balance due to its clearing broker-dealer, consisting principally of: margin loans (net of deposits); unsettled transactions; and pending charges.

The Payable is stated net of two Company deposits maintained with its clearing broker-dealer: a margin loan deposit requirement of $1,724,206 at March 31, 2023; and additional funds on deposit of $1,012,571 at March 31, 2023. By agreement, these deposits reduce the Company's effective margin loan balance. See Note 2.

The Payable is collateralized by all Company assets held by the clearing broker-dealer.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, the Company had net capital of $3,183,244, which was $2,933,244 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1%.

6. Property and Equipment, Net

Property and equipment consisted of the following as of March 31, 2023:

Office Equipment	$	46,590
Computer Equipment		39,417
Leasehold Improvements		19,701
Furniture & Fixtures		15,754
Computer Software		84,970
		206,432
Less: Accumulated Depreciation and Amortization		(206,432)
Property and Equipment, Net	$	—

Depreciation and amortization expense was $17,438 for the year ended March 31, 2023.

7. Income Taxes

State income tax expense was $1,500 for the year ended March 31, 2023. There were no significant book-tax differences. Accordingly, no deferred tax balances were recorded.

The Company is subject to tax examinations by U.S. federal and applicable state and local jurisdictions for the years beginning March 31, 2020. No tax examinations were in process at March 31, 2023 that the Company believes will have a material effect on its financial statements.

8. Risks, Commitments and Contingencies

The Company is subject to certain risks related to its business:

Credit Concentration Risk
The Company's assets are held at a bank or its clearing broker-dealer, with the exception of Property and equipment, net; Deposit – IRS; and Other assets. See Note 2.

Market Interest Risk
Fluctuations in interest rates affect the fair value of the Company's securities for investment and trading. See Note 14.

Market Risk
The Company is also subject to market risk due to other factors that may affect its securities' fair value or its contractual commitments. All financial instruments are subject to market risk. The Company's exposure to market risk is a function of variables such as the size, duration, composition and diversification of positions held, market volatility and liquidity; economic conditions; and world events. See Note 14. .

8. Risks, Commitments and Contingencies - continued

Counterparty Risk

The Company is exposed to risk of loss in the event that a customer; its clearing broker-dealer; other broker-dealer; or other counterparty fails to complete their performance obligations related to a customer securities transaction. In such a case, the Company may be held responsible to the damaged party or required to indemnify its clearing broker-dealer.

The Company applies risk management procedures to control this risk. The Company monitors the credit worthiness of its customers; clearing broker-dealer; and others it does business with. The Company continually updates its operating policies for current market conditions. The Company continually assesses its clearing-broker's performance.

The Company may be a party to disputes, arbitration or litigation arising from the normal conduct of its business. The Company is not aware of any open, pending or other matters that could potentially have a material effect on the Company's financial statements.

9. Shareholders' Equity

In May 2022, the Company repurchased an aggregate of 184 shares of Common Stock from three shareholders for $170,000 at a per share cost of approximately $924.

Retained Earnings was retitled Accumulated Deficit, reflecting the effect of activity for the year ended March 31, 2022 on the account's balance.

10. Related Party Transactions

The Company rents its New Jersey office from a shareholder at a cost of $6,500 per month on a month-to-month basis. Rent expense was $78,000 for the year ended March 31, 2023.

11. 401(k) Plan

The Company maintains a 401(k) Plan ('Plan") that enables employees to make tax-deferred savings by payroll deduction, according to the terms detailed in the Plan document. For the year ended March 31, 2023, the Company did not make a discretionary matching contribution to the Plan and no safe harbor contribution was required.

12. Recently Issued Accounting Pronouncements

Regulatory authorities make ongoing revisions to the GAAP standards applicable to the preparation of the Company's financial statements. The Company has evaluated or is currently evaluating the impact of pending GAAP pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

13. COVID-19

The COVID-19 pandemic caused a significant disruption world-wide since early 2020. As a result, the Company made the necessary operating changes for employees to work remotely from home. The Company continues to operate remotely.

14. Subsequent Events

The Company has evaluated subsequent events through June 6, 2023, the date the financial statements were issued, for matters required to be recognized or disclosed in the financial statements as of March 31, 2023 and for the year then ended.

The Federal Open Market Committee ("FOMC") of the Federal Reserve System raised the target range for the federal funds rate 0.25% in May 2023. Beginning in March 2022, the FOMC raised the federal funds rate a total of 5.0% to a target range of 5.0% to 5.25% as of June 6, 2023.

The Company's investments are municipal fixed income securities subject to the interest rate risk that increased rates may depress the investments' value. In addition, a period of rising interest rates may create uncertainties that reduce market trading volume and/or the Company's customer trading volume. Resultant economic conditions may range over time from negative for low-interest-rate securities to relatively positive for yield-bearing safe-haven securities.

The Company seeks to mitigate interest rate risk and other market risks by myriad adjustments in trading operations and investment inventory management. The Company's risk management function continually evaluates and responds to market conditions.

At present, the Company is unable to predict future interest rates as well as future business conditions. Accordingly, their effect on the Company's financial statements is currently unknown.